Exhibit 99.4

ANNEX D

THE LETTER OF THE BOARD OF DIRECTORS AS OF APRIL 15, 2019

TO THE SHAREHOLDERS OF

QIWI PLC

LETTER OF THE BOARD OF DIRECTORS OF QIWI PLC

DATED APRIL 15, 2019

Nicosia, Cyprus

2019

QIWI plc

(the “Company”)

The present document (the “Board Letter”) is drawn by the board of directors of the Company (the “Board”) with the purpose of setting out to the shareholders of the Company their reasoning for recommending the approval of the long-term compensation program or 2019 Employee Stock Option Plan (the “2019 ESOP”) as well as describing its key terms of the plan and improvements as compared to the programs previously adopted by the Company.

Legal and financial background

Prior the Company has adopted three long-term employee compensation programs including 2012 Employee Stock Option Plan, 2015 Employee Restricted Stock Units Plan and 2017 Employee Stock Option Plan each of which was duly approved by the shareholders of the Company. Since 2013, long-term incentive awards including share options and restricted share units have been granted to senior managers and other managers of the Company under the 2012 Employee Stock Option Plan and the 2015 Employee Restricted Stock Units Plan pursuant to the disapplication of the pre-emptive rights granted by the shareholders for a period of five years as from the date of closing of the Company’s initial public offering with a listing on the NASDAQ on May 08, 2013 as set forth by the Cypriot laws. Approximately 4,000,000 option shares and 2,000,000 restricted stock units have been granted under the 2012 Plan and the 2015 Plan, respectively, out of which all are vested, but less than half have been exercised. However, the Company was not able to obtain a new waiver of the pre-emption rights from its shareholders prior or after May 8, 2018 and up to this date and thus the Company’s flexibility in issuing new class B shares under employee incentive programs was restricted and the Company did not grant any option shares under its 2017 Employee Stock Option Plan.

The Company believes that its inability to secure a positive shareholder vote to waive the pre-emption rights in respect of the issuance and allotment of up to 8,500,000 new class B shares under the employee incentive programs of the Company in March 2018 was largely caused by the fact that the employee compensation programs or respective disclosures did not fully comply with the best practices of the comparable international companies or guidelines provided by voting advisors in regards of the long-term employee compensation programs adopted by foreign private issuers.

Given that the Company firmly believes that (i) the ability to issue shares to the employees under the long-term incentive programs is of vital importance in order to retain key talent and maintain competitive position in the highly competitive market for talent that it faces and that (ii) equity compensation best aligns the interests of the management with the interests of the shareholders, the Company made a decision to review and align with the market practices its long-term employee compensation programs and bring to the shareholder vote the new updated 2019 Employee Stock Option Plan.

While preparing the 2019 ESOP the Company worked with a number of independent advisors and carefully reviewed market best practices and issues that were previously identified by the voting advisors, primarily Institutional Shareholder Services Inc in regards of its existing plans. The Company also engaged in extensive shareholder outreach efforts to understand the responses from its shareholders. In lieu of aligning its employee compensation practices and plans with the best market practices and applicable guidelines, the board of directors has approved and is bringing to the shareholder vote the following decisions.

1.    To approve 2019 Employee Stock Option Plan

2.    To approve the total number of shares and classes of shares equal to 3,100,000 (three million one hundred thousand) class B shares to be reserved for issuance under the 2019 ESOP;

3.    To decrease the total number of shares and classes of shares to be reserved for issuance under the 2015 Employee Restricted Stock Units Plan to 2,100,000 (two million three hundred thousand) class B Shares.

The key concerns identified and addressed in respect of the currently approved employee compensation programs and adjustments made to the 2019 ESOP as compared to such plans and key parameters of the 2019 ESOP are discussed below.

Outstanding Employee Compensation Programs

As part of the process of designing the new long-term compensation plan the Company has closely reviewed the reports of the voting advisors in regards of the plans previously adopted by the Company. We have further identified certain issues that were specifically outlined by the voting advisors that we have addressed in lieu of the preparation of 2019 ESOP. The key issued identified by the voting advisors were as follows:

1.    Participation: the plans that are currently in effect permit awards to be granted to nonexecutive directors, and directors eligible to receive awards under the plans may also be involved in the administration of the plans;

2.    Vesting periods: the plans that are currently in effect have vesting periods of less than three years;

3.    Performance conditions: the plans that are currently in effect do not implicitly specify the list of performance conditions;

4.    Individual participation limits: the plans that are currently in effect do not implicitly specify or include individual participation limits.

The 2019 ESOP proposal described below address these points by providing that (i) awards cannot be granted to non-executive directors, (ii) the 2019 ESOP will be administered only by non-executive directors who are not eligible to receive awards (under the board’s procedures, the 2019 ESOP will be administered by the Compensation Committee, the members of which are all non-executive directors), (iii) the vesting period will be set to three years with additional introduction of the holding period of six months after each vesting, (iv) the performance conditions will primarily include Relative Total Shareholder Return the measure reflecting the shareholders’ return measured against a peer group of companies, which the Compensation Committee believes is consistent with international best practice and well aligned with the interests of the shareholders, and (v) performance conditions will be duly disclosed in the materials adjacent to the 2019 ESOP.

The implemented amendments are intended to bring the provisions of the 2019 ESOP in-line with the best market practices and guidelines provided by the voting advisors.

In addition to the issues identified by the voting advisors and certain shareholders as described above, we have distinguished some additional areas of improvement as compared to the plans that are currently in effect, including:

1.    Equity dilution: in order to limit the maximum possible equity dilution of all outstanding employee compensation plans to 5% as specified by the voting advisors guidelines the Board has taken the decision to adjust the limits of the currently outstanding plans as follows: (i) to set the limit of the 2015 Employee Restricted Stock Units Plan to 2,100,000 shares as opposed previously approved limit of up to 7% of the outstanding share capital or in other words to limit the maximum size of the program to approximately the number of shares already granted under such program or issued to the QIWI Employees Trust set up by the Company in April 2018 for the purpose of issuing and allotment of the shares reserved under the existing long-term incentive plans, (ii) terminate the 2017 Employee Stock Option Plan, and (iii) set the maximum option share limit of the 2019 ESOP to 3,100,00 option shares or 4.9% of the outstanding share capital of the Company.

2.    Change in Control: the plans that are currently in effect permit for full accelerated vesting of unvested awards upon a change of control, which would be amended for pro-rata vesting to better align the interests of the management with the interest of the shareholders.

3.    Clawback provision: the plans that are currently in effect have no clawback provision; such provision will be introduced in the 2019 ESOP to enable the recoupment of shares in certain circumstances.

2019 Employee Stock Option Plan

The share based employee compensation program is a significant element of the Company’s management compensation practices, which focus on pay for long-term performance and aligning interests of senior managers with those of the shareholders. The 2019 ESOP program is focused primarily on the executive management of the Company and its associates.

Since March 2018, the Company has engaged in numerous discussions with independent advisors and shareholders in order to create a new plan that would take into account best market practices. Accordingly, in order to align the 2019 ESOP with the similar programs adopted by international companies and to increase alignment of the 2019 ESOP with long-term shareholders’ interests, the Compensation Committee has proposed that the 2019 ESOP be comprised of the elements set out below. These elements reflect a number of significant improvements as compared to the plans previously adopted by the Company. The Compensation Committee and the Board believe that the proposed 2019 ESOP, as described below, is in the best interests of the Company and its shareholders.

Features of 2019 ESOP	Description
Options

•  Participants shall receive a right (an Option) entitling the participant to acquire shares upon satisfaction of the vesting conditions set forth in the applicable Award Agreement and payment of the applicable price per share (the Exercise Price).

•  The exercise price of the Options will be determined by reference to the market price of the shares at the time of the grant of the Options as required under the Listing Rules.

•  Options aid in the retention of executive managers and reward long-term performance.

•  Options will be granted at market price.

Dilution

•  Total number of options reserved for the plan is set at 3,100,100 option shares or 4.9% of the share capital of the Company as of the date of this letter.

•  Shareholders should note that the actual equity dilution levels will depend on the Fair Market Value of the options for each vesting calculated as a weighted average price of the shares for the ten completed trading days, preceding the date the Exercise Notice is delivered and is reasonably likely to be below the maximum possible dilution calculated based on the total number of option shares reserved for the plan.

•  We further limit the potential dilution resulting from the plan by allowing for cashless exercise of the options only.

Vesting conditions

•  Options cliff vest with 40% vesting three years after the grant date and 60% vesting four years after the grant date subject to the achievement of pre-established vesting conditions determined by reference to the relative total shareholders’ return (rTSR).

•  Vested options can be exercised until the tenth anniversary of the grant date.

•  Vested options are subject to a six months holding period starting for the date of the relevant vesting.

Performance conditions

•  Relative TSR will measure the Company’s TSR relative to the TSR of a benchmark group consisting of the Company’s peer group.

•  Company’s TSR shall be above 50% of the Company’s peer group weighted average TSR in order for the vesting to take place. Further the following vesting conditions will apply:

•  If the Company’s TSR is between 50% and 75% of Company’s peer group weighted average TSR 25% of the options will vest;

•  If the Company’s TSR is between 75% and 100% of Company’s peer group weighted average TSR vesting occurs following the linear scale;

•  If the Company’s TSR is above 100% of Company’s peer group weighted average TSR all options will vest in accordance with the vesting schedule.

•  Other performance conditions as specified in the 2019 ESOP may be used for certain participants in addition to rTSR at the discretion of the Administrator of the Plan.

Participation

•  Executive managers and key service providers of the Group who are in a position to make a significant contribution to the success of the Group.

•  Non-employee directors of the Board of Directors of the Company will not be eligible to participate in the plan.

•  The Company’s approach to the annual compensation packages for its executive managers and other managers who participate in 2019 ESOP is to provide a balanced mix that includes the following key elements: (i) base salary, (ii) short-term cash incentive in the form of annual bonus based on financial results of the Company and (iii) long-term equity-based incentive awards, including Options.

•  Target annual bonus and target LTIP value are based on a percentage of each individual’s base salary.

•  Target LTIP Value is set to be approximately equal to 150% - 200% of base salary or approximately 75% - 100% of the total annual income of each participant.

Peer Group of Companies

•  The Compensation Committee has identified a peer group of companies on the basis of similar geographical focus, industry sectors, business operations and market capitalization.

•  The Peer Group for the purpose of the LTIP currently consists of: Yandex, Mail.ru Group, Tinkoff, Sberbank, MTS, Veon, Evertech, PagSeguro, PayPal, Global Payments, WorldPay, TSYS, WireCard, Adyen, Westwrn Union, Visa, Masterard, Eurounet, PayPoint, Cardtronics.

•  Company’s peer group TSR is calculated as a weighted average of the individual TSRs of each company included in the peer group.

Clawback provision

•  Under the Clawback provision if (i) the Company’s financial results are materially restated or (ii) there is a significant adverse legal finding by a court or regulator against the Company in which any participant is found to have culpability, the Administrator may review the circumstances surrounding the restatement or adverse legal finding and determine whether to (a) cancel any outstanding Option granted to any participant, in whole or in part, whether or not vested and/or (b) require any participant to repay to the Company any gain realized or value received upon the exercise of any Options.

•  The “Lookback Period” is defined as the five completed fiscal years immediately preceding the date on which the Company files such restatement or the date of the adverse legal finding.

Administration

•  The Compensation Committee of the Board, acting as Administrator of the plan under the decision of the Board to delegate such powers to the Administrator, shall have the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to 2019 ESOP as it deems advisable.

Change in control

•  In the event of a Change of Control wherein outstanding Options are not assumed or substituted in connection with such Change in Control, then, immediately upon the occurrence of such Change in Control, a prorated portion of each outstanding Option shall become fully vested (with any applicable performance criteria deemed to be achieved at actual levels as of such Change in Control) based on the number of days elapsed from the commencement date of the applicable vesting or performance period through the date of the Change in Control.

Repricing

•  Notwithstanding any other provision of this plan, the Administrator may not, without prior approval of the Company’s shareholders, seek to effect any repricing of any previously granted, “underwater” Options.

The Board’s recommendations

1.    The Board therefore recommends to the Annual General Meeting of Shareholders to

(a)    To approve 2019 Employee Stock Option Plan (2019 ESOP);

(b)    To approve the total number of shares and classes of shares to be reserved for issuance under the 2019 ESOP to be equal to 3,100,100 class B shares;

(c)    To approve the amended total number of shares and classes of shares equal to 2,300,000 class B shares to be reserved for issuance under the 2015 Employee Restricted Stock Units Plan.

Signed on April 15, 2019

/s/ Boris Kim
Boris Kim
The Chairman of the Board of Directors
QIWI plc